SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C. 20549

                              _______________

                                 FORM 11-K


                              ANNUAL REPORT
                    PURSUANT TO SECTION 15(d) OF THE
                     SECURITIES EXCHANGE ACT OF 1934


     [ X ]     Annual Report Pursuant to Section 15(d) of the Securities
                             Exchange Act of 1934
                  For the fiscal year ended December 27, 1999

                                    OR


     [   ]   Transition Report Pursuant to Section 15(d) of the Securities
                             Exchange Act of 1934


A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

                             VSE CORPORATION
                        EMPLOYEE ESOP/401(k) PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             VSE Corporation
                          2550 Huntington Avenue
                        Alexandria, Virginia  22303

Required information

        The VSE Corporation ESOP/401(k) Plan (the Plan ) is subject to ERISA and the financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA.

        Financial Statement
        -------------------
        Statements of Net Assets Available for Benefits as of
        December 27, 1999 and 1998

        Statements of Changes in Net Assets Available for Benefits for the years ended December 27, 1999 and 1998

        Notes to Financial Statements as of December 27, 1999 and 1998

Exhibits

     23.  CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS dated June 26, 2000

                                    SIGNATURES


           Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                     VSE CORPORATION
                                     EMPLOYEE ESOP/401(k)
                                     PLAN

                                     By:   /s/ L. K. Forest
                                           -------------------------------
                                           L. K. Forest
                                           Vice President, Director
                                           of Human Resources


VSE Corporation Employee ESOP/401(k) Plan
Financial Statements
As of December 27, 1999 and 1998
Together With Report of Independent Public Accountants

Report of Independent Public Accountants



To the Trustees of the
VSE Corporation Employee ESOP/401(k) Plan:


We have audited the accompanying statements of net assets available for benefits of the VSE Corporation Employee ESOP/401(k) Plan (the "Plan") as of December 27, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 27, 1999. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 27, 1999 and 1998, and the changes in its net assets available for benefits for the year ended December 27, 1999, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes (Exhibit A) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




Vienna, Virginia
June 26, 2000

VSE Corporation Employee ESOP/401(k) Plan


   Table of Contents
                                                                    Page
                                                                    ----
   Statements of Net Assets Available for Benefits
      As of December 27, 1999 and 1998                                 1

   Statement of Changes in Net Assets Available for Benefits
      For the Year Ended December 27, 1999                             2

   Notes to Financial Statements
      As of December 27, 1999 and 1998                                 3

   Schedule of Assets Held for Investment Purposes
      As of December 27, 1999 (Exhibit A)                              9

   Schedules Omitted As Not Applicable
      As of and For the Year Ended December 27, 1999
         Schedule of Loans or Fixed-Income Obligations
         Schedule of Leases in Default or Classified as Uncollectible Schedule of Nonexempt Transactions
         Schedule of Reportable Transactions

VSE Corporation Employee ESOP/401(k) Plan

Statements of Net Assets Available for Benefits
As of December 27, 1999 and 1998

Assets
                                                         1999           1998
                                                     -----------    -----------
Cash, principally in interest-bearing accounts       $   209,600    $   126,146
Assets held for investment purposes:
   Investments at fair value                          19,009,065     19,499,995
   Investments at contract value                       3,288,947      3,024,269
   Participant loans                                     484,510        525,051
   Cash surrender value of life insurance policies        19,190         87,753
                                                     -----------    -----------
Total assets held for investment purposes             22,801,712     23,137,068
Receivables:
   Due from VSE                                          263,146        189,757
   Other receivables                                     130,891            324
                                                     -----------      ---------
Total receivables                                        394,037        190,081
                                                     -----------    -----------
Total assets                                         $23,405,349    $23,453,295
                                                     ===========    ===========
Liabilities
   Due to VSE                                        $         -    $         -
   Other liabilities                                           -              -
                                                     -----------    -----------
Total liabilities                                              -              -
                                                     -----------    -----------
Net assets available for benefits                    $23,405,349    $23,453,295
                                                     ===========    ===========

         The accompanying notes are an integral part of these statements.

VSE Corporation Employee ESOP/401(k) Plan


Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 27, 1999


Increases:
   Contributions
      Employee Stock Ownership Plan                            $   116,751
      401(k) Plan                                                2,441,858
      Income from investments:
         Interest                                                   36,880
         Dividends                                               1,695,459
                                                               -----------
                                                                 4,290,948
                                                               -----------
Decreases:
   Net realized/unrealized loss on investments                     246,033
   Insurance premiums                                                  272
   Decrease in cash surrender value of life insurance policies      68,563
   Decrease in other liabilities                                    25,632
   Administrative expenses                                           3,341
   Other expenses                                                    1,798
   Distributions to participants                                 3,993,255
                                                               -----------
                                                                 4,338,894
                                                               -----------
Net decrease                                                       (47,946)
Beginning net assets available for benefits                     23,453,295
                                                               -----------
Ending net assets available for benefits                       $23,405,349
                                                               ===========

         The accompanying notes are an integral part of this statement

VSE Corporation Employee ESOP/401(k) Plan


Notes to Financial Statements
As of December 27, 1999 and 1998


1.       Description of the Plan:

Internal Revenue Service ("IRS") Qualification

The VSE Corporation Employee ESOP/401(k) Plan (the "Plan") was adopted by the Board of Directors of VSE Corporation (the "Company") in 1984. The IRS has determined and informed the Company by a letter dated November 20, 1998 that the Plan, as amended through July 14, 1998, is designed in accordance with Internal Revenue Code Section ("IRC") 401. The Plan Trustees ("Trustees") believe that the Plan is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements. An ESOP is an employee stock ownership plan within the meaning of Code Sections 401(a) and 4975(e)(7).

Plan Administration

Putnam Investments ("Putnam") serves as third party plan administrator. Putnam provides fund investments through the Putnam Fiduciary Trust Company and provides daily recordkeeping services for the Plan. Certain officers and/or employees serve as Trustees of the Plan.

Eligibility

Employees become eligible to participate in the Plan on the first day of the month following the date of hire. If the employee's first day of employment falls on the first day of the month (or on the first regular working day of the month), the employee will immediately be eligible to participate in the Plan.

Contributions

Prior to 1999, the Company had the option to elect to make a contribution to the Plan principally for the purchase of Company stock on behalf of each participant based upon a percentage of each participant's compensation in the Plan year or other uniform formula. This contribution was allocated to each participant's account on the last day of the Plan year (December 27) unless the employee returned a signed waiver of participation to the Trustees. The Company stock was purchased and is held by the Plan for the participants, and each participant is entitled to certain stockholder rights. For the Plan year ended December 27, 1998, the Company elected to make ESOP contributions equal to two percent of each participant's eligible compensation, subject to Plan provisions. For the plan year ended December 27, 1999, the Company elected to make ESOP contributions equal to two percent of each participant's eligible compensation earned from January 1, 1999, through March 31, 1999, subject to Plan provisions.

ESOP and Company matching 401(k) contributions are subject to a graded vesting schedule: 20 percent vested after three years of service, then increasing in 20 percent increments to 100 percent vested after seven years. Any forfeitures of nonvested benefits are recognized after the terminated participant has incurred a one-year break in service (as defined in the Plan), with the forfeiture applied to reduce the Company's contribution in subsequent years. Total forfeitures applied as a reduction of the Company's contribution were $111,596 and $84,550 for 1999 and 1998, respectively.

Effective April 1, 1999, the Company added a Company matching 401(k) contribution, which is intended to replace the Company ESOP contribution for future years. Initially, the Company will contribute 50 cents for each dollar of salary that a participant defers on the first five percent of salary. The match is subject to the same vesting schedule as the predecessor ESOP contributions. The Company may change the matching contribution formula.

Participants may also elect to defer up to 18 percent of earnings into the Plan each pay period pursuant to Section 401(k) of the IRC. The maximum salary deferral for both 1999 and 1998 was $10,000, subject to Plan provisions and participation levels. The 401(k) Company match will not count towards the maximum salary deferral limits.

Distributions

Participants (or their beneficiaries) are eligible to receive Plan benefits upon retirement, disability, termination of employment, or death.
Participants generally receive benefits in a lump sum. Distributions of Putnam funds are typically made in cash from liquidation of the participant's account. Distributions of Company stock are made in stock. Participants with fractional shares or fewer than 100 shares are paid in cash. Effective
April 1, 2000, all distributions of Company stock will be made in stock.

The Plan permits participants to borrow against their respective 401(k) accounts, subject to Plan provisions and procedures prescribed by the Trustees. After-tax repayments of principal and interest are credited to the participant's account. Loans are reflected in the Statements of Net Assets Available for Benefits as notes receivable. Participants may apply, in certain limited situations, to withdraw funds from their 401(k) accounts due to a qualifying financial hardship, in accordance with IRS regulations.

Ownership Rights (Vesting)

Participants are 100 percent vested in their 401(k) salary deferral contributions and any Payroll-based Stock Ownership Plan ("PAYSOP") contributions. No contributions have been made to the PAYSOP since 1986. All contributions to the ESOP, which began in 1987, and the Company match, which began in 1999, are subject to a graded vesting schedule as described in the subsection "Contributions" within this note.

Termination

In the event of Plan termination, each participant is fully vested in amounts held within the Plan for the participant's benefit.

Plan Continuation

The Company expects to continue the Plan indefinitely, but reserves the right to change, modify, or discontinue it in whole or in part at any time, subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). No such action will divest a participant of the vested rights and benefits provided by contributions allocated to the participant's account.

2.   Summary of Significant Accounting Policies:

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions in determining the reported amounts of the Company's assets, liabilities, revenue, and expenses. Actual results could differ from those estimates.

New Accounting Pronouncements

The Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters," ("SOP 99-3") which eliminates the requirement for a defined contribution plan to disclose participant directed investment programs.

3.       Investments:

Investments

Participants direct the investment of their respective 401(k) accounts among the investment options available under the Plan. Marketable securities, excluding Company stock and the Putnam Stable Value Fund, are valued at quoted market prices as of December 27, 1999 and 1998, or as of the closest preceding day on which a transaction occurred. Company stock is purchased in the over-the-counter market or from stockholders. The Putnam Stable Value Fund consists primarily of a diversified portfolio of fixed-income investments that provide a fixed rate of return for a specified time period. The assets of the Putnam Stable Value Fund are stated at contract value.

Dividends and realized capital gains are reinvested quarterly at fair market value.

Life insurance offered under the Plan builds cash value as determined by the insurance carrier. In accordance with Federal regulations, no more than 25 percent of a participant's contributions for the Plan year may be invested in life insurance. The Trustees sold the majority of these insurance policies to their respective policyholders in 1999, and completed the remaining sales in 2000.

The following investments exceed five percent of net assets as of December 27, 1999 and 1998:

                Investment                         1999          1998
-------------------------------------------    -----------   -----------
VSE Corporation Common Stock                   $ 4,152,172   $ 7,573,742
Putnam Voyager Fund                              7,094,867     4,412,241
Putnam Stable Value Fund                         3,288,947     3,024,269
The George Putnam Fund of Boston                 2,341,661     2,798,869
The Putnam Fund for Growth and Income            2,171,496     2,064,518
Putnam Global Growth Fund                        2,478,516     1,331,661
Putnam Diversified Income Trust                          -     1,318,964
                                               -----------   -----------
Total investments exceeding 5% of net assets   $21,527,659   $22,524,264
                                               ===========   ===========

The Plan's investment in Company stock at December 27, 1999 and 1998, is presented in the following table:
                                   1999                         1998
                        ---------------------------   --------------------------
                         Allocated      Unallocated    Allocated     Unallocated
                        ----------      -----------   ----------     -----------
Number of Shares           575,284          7,477        671,232        17,290
                        ==========      =========     ==========     =========
Cost                    $2,117,162      $  27,516     $3,224,977     $  83,072
                        ==========      =========     ==========     =========
Market                  $4,098,899      $  53,274     $7,383,552     $ 190,190
                        ==========      =========     ==========     =========

Due to Participants

In accordance with generally accepted accounting principles, amounts allocated to withdrawing participants' accounts are not reported as liabilities on the
Statements of Net Assets Available for Benefits.  The following is a reconciliation of net assets available for benefits per the financial statements to IRS Form 5500 (Annual Return/Report of Employee Benefit Plan):
                                                            December 27
                                                    -------------------------
                                                        1999          1998
                                                    -----------   -----------
Net assets available for benefits per the
financial statements                                $23,405,349   $23,453,295
Amounts allocated to withdrawing participants            (1,635)     (377,096)
                                                    -----------   -----------
Net assets available for benefits per Form 5500     $23,403,714   $23,076,199
                                                    ===========   ===========

The following is a reconciliation of benefits paid to participants per the financial statements to IRS Form 5500:
                                                               Year Ended
                                                           December 27, 1999
                                                           -----------------
Benefits paid to participants per the
financial statements                                           $3,993,255
Add  Amounts allocated to withdrawing
participants at December 27, 1999                                   1,635
Less  Amounts allocated to withdrawing
 participants at December 27, 1998                               (377,096)
                                                               ----------
Benefits paid to participants per Form 5500                    $3,617,794
                                                               ==========

Realized and Unrealized Gains and Losses

To comply with Department of Labor regulations, the Plan calculated realized and unrealized gains and losses based on the value of investments at the beginning of the Plan year or at the time of purchase during the Plan year. Realized and unrealized gains and losses are as follows:

                                                               Year Ended
                                                           December 27, 1999
Realized:                                                  -----------------
   Company stock                                               $        -
   Mutual funds                                                   451,331
                                                               ----------
Total realized gains                                              451,331
Unrealized:
   Company stock                                               (2,258,199)
   Mutual funds                                                 1,560,835
                                                               ----------
Total unrealized loss                                            (697,364)
                                                               ----------
Net realized/unrealized loss                                   $ (246,033)
                                                               ==========

4.       Reportable Transactions:

The Plan reports each non-participant directed transaction (i.e., ESOP contributions) or series of transactions involving the purchase or sale of assets exceeding five percent of Plan assets as of the beginning of the plan year. There were no reportable transactions for the Plan year ended December 27, 1999.

Party-In-Interest Transactions

Certain investments are managed by Putnam through the Putnam Fiduciary Trust Company. Putnam is a third party administrator as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions.
There are no sales commissions on the purchase or sale of Putnam mutual funds.


5.       Employer Securities:

Section 407(b) of ERISA permits the Plan to hold an investment in Company stock in excess of 10 percent of the fair market value of the Plan's assets.

Acquisition Loans

The Trustees may enter into non-interest bearing advances (loans) to finance the acquisition of Company stock for the ESOP. The proceeds of these advances are used to purchase the Company's common stock from terminating participants. On December 27, 1998, the Company purchased 72,000 shares of Company stock from the Plan at the then-current fair market value of $11.00 per share and retired the advances which totaled $792,000.

Diversification

Participants who are age 55 and have 10 years of participation in the Plan are eligible to diversify up to 25 percent of their ESOP account balance held in Company stock.


6.       Administrative Expenses:

The administrative expenses of the Plan are paid by the Company.

7.       Divestiture of Subsidiary:

In 1999, VSE Corporation divested CMstat Corporation ("CMstat"), a wholly owned subsidiary. An asset transfer of the participants' account balances to a new plan adopted by CMstat was completed in February 2000.

VSE Corporation Employee ESOP/401(k) Plan

Schedule of Assets Held for Investment Purposes
As of December 27, 1999

      Identity of Issue         Asset Description        Cost      Fair Value
----------------------------  ----------------------  ----------  -----------
The George Putnam Fund
of Boston                     Mutual Fund Shares      $           $ 2,341,661
The Putnam Fund for Growth
and Income                    Mutual Fund Shares                    2,171,496
Putnam Global Growth Fund     Mutual Fund Shares                    2,478,516
Putnam Voyager Fund           Mutual Fund Shares                    7,094,867
Putnam Diversified Income
Trust                         Mutual Fund Shares                      538,311
Putnam American Government
Income Fund                   Mutual Fund Shares                        3,784
Putnam Health Sciences Trust
Fund                          Mutual Fund Shares                       89,838
Putnam Vista Fund             Mutual Fund Shares                      130,082
Putnam Asset Allocation:
Balanced Fund                 Mutual Fund Shares                        8,338
VSE Corporation Common
Stock   ESOP**                Common Stock Shares      1,673,886    3,307,154
VSE Corporation Common
Stock   401(k)                Common Stock Shares                     845,018
                                                      ----------  -----------
                                                       1,673,886   19,009,065

Putnam Stable Value Fund      Fixed Income Investment               3,288,947
Participant Loans (interest
rates varied from 6% to 9.75%
during 1999)*                 Participant Loans                       484,510
Life insurance policies
(at cash surrender value)     Life Insurance Policies                  19,190

Total assets held for                                 ----------  -----------
investment purposes                                   $1,673,886  $22,801,712
                                                      ==========  ===========
*        Represents a party-in-interest.
**       Represents non-participant directed investments.